PACENOTE CAPITAL LLC

Statement of Financial Condition
March 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70385

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pacenote Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1410 East 3rd Street
(No. and Street)

Austin	TX	78702
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Fortino	212-751-4422	rfortino@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, middle name)

290 W. Mt. Pleasant Ave, Suite 3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt C. Peters, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pacenote Capital LLC, as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature:

Title:
President, CCO

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:
**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR240.18a-7(d)(2), as applicable.*

Pacenote Capital LLC
Index
March 31, 2023



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Pacenote Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pacenote Capital LLC as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Pacenote Capital LLC as of March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Pacenote Capital LLC's management. Our responsibility is to express an opinion on Pacenote Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Pacenote Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Pacenote Capital LLC's auditor since 2020.
Livingston, New Jersey
June 16, 2023

Pacenote Capital LLC
Statement of Financial Statement
March 31, 2023

ASSETS

Cash	$	738,812
Accounts receivable		7,685,084
Other assets		5,925
Total assets	$	8,429,821

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	73,730
Due to parent		312,362
Guaranteed payments payable		1,863,470
Total liabilities		2,249,562
Member's equity		6,180,259
Total liabilities and member's equity	$	8,429,821

The accompanying notes are an integral part of this financial statement.

1.   Nature of operations and summary of significant accounting policies

Nature of Business

Pacenote Capital LLC (the "Company"), a wholly-owned subsidiary of PEBB Holdings, LLC (the "Parent"), is a limited liability company organized under the laws of the state of Delaware on May 14, 2019. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") effective March 17, 2020. The Company's operations consist primarily of private placement of securities and, accordingly, the Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Income Taxes

The Company is a single member Limited Liability Company. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provisioned for federal or state income taxes.

At March 31, 2023, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since inception.

Revenue Recognition

The revenue recognition guidance of Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

These standards provide guidance on recognizing revenue, including a five-step method to determine when revenue recognition is appropriate:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligation in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations

Step 5: Recognize revenue as the Company satisfies a performance obligation

The Company's principal source of revenue is derived from private placements.

Private placement fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenues.

Revenue from contracts with customers is comprised of placement fees from the sale of private funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events. The Company enters into arrangements with investment managers to distribute private investment funds managed by such firms. The Company generally receives fees paid over time as percentage of capital raised or of the management fees and carried interest distributed to the investment manager, in all cases with respect to investments sold by the Company. The Company believes that its performance obligation is the subscription by investors into these funds and, as such, its obligation is fulfilled upon acceptance of capital or capital commitments by private equity funds, hedge funds or registered funds.

Any fixed amounts, such as placement fees calculated with respect to the value of committed capital, are recognized at the applicable fund's closing. Any variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the fund at future investment points in time as well as the length the investor remains in the fund, or, in certain cases, the duration of the fund (all of which are highly susceptible to factors outside the Company's influence), the Company does not believe that it can overcome this constraint until the market value of the fund, the investor's activities and, in certain cases, the duration of the fund are known. Such uncertainties are generally resolved on a quarterly basis for management fees and an annual basis for carried interest all in arrears. Accordingly, in such instances, placement fees are recognized in the current period are related to performance obligations that have been satisfied in prior periods.

The accounts receivable balance at March 31, 2022 and March 31, 2023 was approximately $2,864,000 and $7,685,000, respectively.

Costs to Obtain or Fulfill a Contract with a Customer

Commissions for registered representatives who are employed by the Company are charged to expense. Commissions are generally paid on a similar basis to the related placement fees received by the Company. The Company records expense and a liability for the costs to fulfill such contracts on a similar basis as it records the related revenue and asset such that the timing of recording the expense and liability match that of the revenue and asset.

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Allowance for Credit Losses

ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326") impacts the impairment model for certain financial assets measured at amortized cost by requiring a Current Expected Credit Losses ("CECL") methodology to estimate expected credit losses over the entire remaining life of the financial asset.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with cash, cash equivalents, fees and other receivables is not significant and, accordingly the Company has not provided an allowance for credit losses at March 31, 2023.

2. Related-party transactions

On March 17, 2020, the Company entered into an Administrative Services Agreement (the "Expense Sharing Agreement") with the Parent. In accordance with the Expense Sharing Agreement, the Company reimburses the Parent, on a monthly basis, for a proportional share of the cost of the premises, payroll and certain administrative services provided by the Parent for the year ended March 31, 2023. The Company incurred approximately $1,330,000 of expenses under the Expense Sharing Agreement.

As of March 31, 2023, the Company has approximately $312,000 payable to Parent.

3. Concentration of credit risk

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. Management regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At March 31, 2023, the Company's net capital was approximately $353,000, which was approximately $203,000 in excess of its minimum requirement of approximately $150,000.

5. Banking Risk Disclosure

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption in the U.S. banking system. The U.S. government took certain actions to strengthen public confidence in the U.S. banking system. However, there can be no certainty that the actions taken by the U.S. government will be effective in mitigating the effects of financial institution failures on the economy and restoring public confidence in the U.S. banking system. Additional financial institution failures may occur in the near term that may limit access to short-term liquidity or have adverse impacts to the economy. Continued disruption could lead to operational difficulties that could impair the Company's ability to manage its businesses and could limit its revenue due to customers reducing their level of activity or due to a sell-off in markets that would limit anticipated revenue that is based on managed assets.

6.   **Subsequent events**

The Company evaluated subsequent events or transactions that occurred from April 1, 2023 through the date this financial statement was issued. The Company did not have any significant subsequent events that require recognition or disclosure in this financial statement.